Exhibit (a)(1)(n)

From:	Thinh Tran
Date:	June 4, 2007
Subject:	Appointment of CFO and Amendment to the Offer to Amend Certain Options

I am pleased to announce the appointment of Tom Gay as the Company’s Chief Financial Officer. As you may have seen in the press release we issued on May 21, 2007, Tom served as the Vice President of Finance and Administration and Chief Financial Officer of Catalyst Semiconductor, Inc. from May 1998 to May 2007. Prior to joining Catalyst Semiconductor, Tom served in various other financial and accounting roles, including Controller at Wireless Access, Inc. and Corporate Controller at Sanmina Corporation. We are excited to have Tom join our team and look forward to working with him. Please join me in welcoming him.

Further, for those of you that received an email on May 15, 2007, indicating that you hold options that may be subject to Section 409A, below is an amendment to the Offer to Amend Certain Options that you received on May 15, 2007, which amends and restates certain sections of the Offer document to include information about Tom’s appointment. Please read this carefully and let Kit or Maggie know if you have any questions.

Thinh Tran

President and Chief Executive Officer

AMENDMENTS TO OFFER TO AMEND CERTAIN OPTIONS ORIGINALLY SENT ON MAY 15, 2007

Pursuant to Section 15 of the Offer to Amend Certain Options distributed to you on May 15, 2007, relating to Sigma’s pending offer to amend eligible options to purchase shares of our common stock, we have supplemented and amended the Offer to Amend as indicated below to provide certain information about Thomas E. Gay III, Sigma’s new Chief Financial Officer and Secretary, to update the number of outstanding options beneficially owned by each of our directors and executive officers as of June 1, 2007 and to correct an inadvertent error regarding the reported total number of outstanding options beneficially owned by one of our executive officers. These changes do not alter the financial terms of the Offer to Amend and, other than as indicated below, all other information in the Offer to Amend remains unchanged. If you have any questions about these amendments, please contact us at option-offer@sdesigns.com.

Note that you must act by Wednesday, June 13, 2007 and accept the offer to avoid the adverse tax consequences of Section 409A. For more information on how to participate in the offer you may contact: Kit Tsui or Maggie Anderson, Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035 or by telephone at: (408) 262-9003.

Items 11 and 17 of the Offer to Amend Certain Options are amended and restated in their entirety to read as follows:

11. Interests of directors and executive officers; transactions and arrangements concerning the options.

As of June 1, 2007, our directors and executive officers as a group beneficially owned aggregate options under our various stock option plans to purchase a total of 2,033,480 shares of our common stock. That number represented approximately 42.68% of the shares of our common stock subject to all options outstanding under our various stock options plans as of that date.

The table below sets forth the beneficial ownership of each of our directors and executive officers of options outstanding as of June 1, 2007. Mark Kent, our former Chief Financial Officer, is not listed in the table below as he resigned on May 15, 2007. The number of outstanding options beneficially owned by Silvio Perich, our Vice President, Worldwide Sales, has been increased by 30,000 options. These options do not constitute “eligible options” for purposes of the Offer to Amend and were inadvertently excluded from the Offer to Amend originally filed on May 15, 2007. The number of outstanding options beneficially owned by directors William J. Almon, Julien Nguyen and Lung C. Tsai, were each individually increased by 5,000 options. These options represent automatic grants to our non-employee directors pursuant to Sigma’s 2003 Director’s Stock Option Plan. Under the terms of the 2003 Director Stock Option Plan, each non-employee director is automatically granted an option to purchase 5,000 shares of Sigma’s common stock on June 1 of each year after having served on the Board of Directors for at least six months and remaining a member of the Board. These options do not constitute “eligible options” for purposes of the Offer to Amend. The percentages in the table below are based on the total number of outstanding options, including options that are not “eligible options” for purposes of the offer, to purchase shares of our common stock as of June 1, 2007, which was 4,764,521 options.

The address of each executive officer and director is: c/o Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035.

Name of Optionholder, Position Held	Number of Outstanding Options Beneficially Owned as of June 1, 2007 (#)	Percentage of All Options Outstanding as of June 1, 2007 (%)
Thinh Q. Tran, Chairman of the Board, Chief Executive Officer and President	980,001	20.57%
Thomas E. Gay III, Chief Financial Officer and Secretary	120,000	2.52%
Jacques Martinella, Vice President, Engineering	218,334	4.58%
Silvio Perich, Senior Vice President, Worldwide Sales(1)	210,000	4.41%
Kenneth Lowe, Vice President, Business Development and Strategic Marketing	214,000	4.49%
Kit Tsui, Vice President of Planning & Administration	221,000	4.64%
William J. Almon, Director	15,625	*
Julien Nguyen, Director	29,520	*
Lung C. Tsai, Director	25,000	*

(1)	Amount previously reported for Mr. Perich in the Offer to Amend filed on May 15, 2007, inadvertently excluded 30,000 options held by Mr. Perich on May 10, 2007.
*	Less than 1%.

As of June 1, 2007, neither we, nor to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person relating directly or indirectly, with respect to options to purchase our common stock or eligible options, including but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option agreements, put or call, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The following is, to the best of our knowledge, the only transactions that we, our directors, our executive officers or the affiliates of any of our directors or executive officers have engaged in that involved options to purchase our common stock during the 60 days prior to May 15, 2007:

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on April 20, 2007, Thinh Q. Tran, Chairman of the Board, Chief Executive Officer and President, purchased 340,000 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31;

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on April 20, 2007, Jacques Martinella, Vice President, Engineering, purchased 63,382 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31;

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on April 20, 2007; Silvio Perich, Senior Vice President, Worldwide Sales, purchased 65,000 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31; and

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on April 20, 2007, Kit Tsui, Vice President of Planning & Administration, purchased 75,000 shares of our common stock pursuant to the exercise of a vested stock option at an exercise price per share of $2.31.

On May 18, 2007, our director William J. Almon exercised his vested option to purchase 2,500 shares of our common stock. Mr. Almon purchased the shares of common stock at an exercise price per share of $4.37.

17. Additional information.

This Offer to Amend is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits thereto. We recommend that you review the Schedule TO, including the exhibits thereto, and the following materials that we have filed with the SEC before making a decision on whether to elect to accept the offer with respect to your options:

•	our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, filed with the SEC on April 20, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended October 28, 2006, filed with the SEC on April 20, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended July 29, 2006, filed with the SEC on April 20, 2007;

•	our Current Report on Form 8-K, filed with the SEC on May 21, 2007;

•	our Current Report on Form 8-K, filed with the SEC on May 18, 2007; and

•	our Current Report on Form 8-K, filed with the SEC on April 27, 2007.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies thereof may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov and on our Internet site at http://www.sigmadesigns.com.

Each person to whom a copy of this Offer to Amend is delivered may obtain a copy of any or all of the documents that have been incorporated by reference herein or to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Sigma Designs, Inc., 1221 California Circle, Milpitas, CA 95035, Attention: Corporate Secretary.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Amend, you should rely on the statements made in the most recent document.

Before making your decision as to whether or not to participate in this offer, the information contained in this Offer to Amend should be read together with the information contained in the documents to which we have referred you.

This email is for informational purposes only and does not constitute an offer to amend or solicitation of an offer to amend Sigma options. The offer to amend is only being made through a formal Offer to Amend, a related Election Form and Withdrawal Form, and a personalized list of the affected options held by an eligible employee (including the original and revised exercise prices of the affected options and the maximum amount of the cash payments such optionee will be eligible to receive under the offer) and certain other related exhibits filed by Sigma with the SEC on May 15, 2007. Eligible participants are urged to read these tender offer documents carefully before making a decision to exercise stock options subject to Section 409A or to participate in the tender offer. Eligible participants can also obtain the tender offer documents for free at the SEC’s web site (www.sec.gov) or at no cost from our stock administration department.

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